Exhibit 99.3

BROOKFIELD ASSET MANAGEMENT INC.

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BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

EQUITY COMMITMENT AGREEMENT

June 28, 2021

TORYS LLP

EQUITY COMMITMENT AGREEMENT

THIS AGREEMENT made as of the 28th day of June, 2021

B E T W E E N:

BROOKFIELD ASSET MANAGEMENT INC.

(“BAM”), a corporation existing under the laws of the Province of Ontario

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BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD. (the “Company”), an exempted company limited by shares existing under the laws of Bermuda

(BAM and the Company are collectively referred to as the “Parties” and individually as a “Party”)

RECITALS:

A.

WHEREAS BAM will subscribe for, or cause one of its Subsidiaries (as defined below) to subscribe for, Class C Shares or Junior Preferred Shares of the Company, on the terms and conditions set forth in this Equity Commitment Agreement and, as applicable, the bye-laws of the Company, as the same may be amended and/or restated from time to time; and

B.	WHEREAS the Company intends to call on BAM’s Commitment, from time to time and as necessary, to fund growth capital investments and acquisitions, for working capital purposes or to fund distributions;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto agree as follows:

1.	Interpretation

1.1	Definitions. In this Equity Commitment Agreement, the following terms shall have the following meanings:

1.1.1	“$” means United States dollars;

1.1.2	“BAM” has the meaning assigned thereto in the preamble;

1.1.3	“BAM Election Notice” has the meaning assigned thereto in Section 3.4;

1.1.4	“Board” means the board of directors of the Company;

1.1.5

“Brookfield” means BAM, its Subsidiaries and any investment fund sponsored, managed or Controlled by BAM or its Subsidiaries, and does not, for greater certainty, include the Company and the Company’s Subsidiaries or, collectively, Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and their Subsidiaries;

1.1.6	“Business Day” means any day other than Saturday, Sunday and a statutory holiday in Toronto, Ontario and Hamilton, Bermuda;

1.1.7	“C$” means Canadian Dollars;

1.1.8

“Class C Share Amount” means that number of Class C Shares equal to the cash amount of the Subscription Payment divided by an amount equal to the fair market value of the Class C Shares as determined by the Board, acting reasonably, as of the date of the issuance of the Draw-Down Notice;

1.1.9	“Class C Shares” means the class C non-voting shares in the capital of the Company;

1.1.10	“Commitment” has the meaning assigned thereto in Section 2.1;

1.1.11	“Commitment Period” means the period commencing on the Effective Date and ending on the date the Support Agreement has been terminated;

1.1.12	“Company” has the meaning assigned thereto in the preamble;

1.1.13

“Control” means the control of one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example the status of A being the general partner of B) or by virtue of beneficial ownership of a majority of the voting interests in B; and for certainty and without limitation, if A owns shares to which more than 50% of the votes permitted to be cast in the election of directors to the board of B or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose;

1.1.14	“Draw-Down Notice” means a notice to BAM of a draw-down on the Commitment;

1.1.15	“Effective Date” means the date hereof;

1.1.16	“Equity Commitment Agreement” means this equity commitment agreement as it may be amended or restated from time to time;

1.1.17

“Junior Preferred Share Amount” means that number of Junior Preferred Shares equal to the cash amount of the Subscription Payment divided by the issue price and redemption price for one Junior Preferred Share (being $25.00 in the case of the Class A Junior Preferred Shares or C$25.00 in the case of the Class B Junior Preferred Shares);

1.1.18	“Junior Preferred Shares” means any series of the class A junior preferred shares or the class B junior preferred shares in the capital of the Company;

1.1.19	“Parties” has the meaning assigned thereto in the preamble;

1.1.20

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.21

“Subscriber” means BAM, a wholly-owned Subsidiary of BAM or any other member of Brookfield that satisfies any applicable regulatory requirements that BAM causes to subscribe for Class C Shares or Junior Preferred Shares pursuant to this Equity Commitment Agreement;

1.1.22	“Subscription Payment” has the meaning assigned thereto in Section 2.3;

1.1.23	“Subscription Payment Date” means a date specified in a Draw-Down Notice on which a Subscription Payment is to be made to the Company;

1.1.24

“Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person; and

1.1.25	“Support Agreement” means the support agreement entered into between BAM and the Company dated as of the date hereof.

1.2	Headings. The inclusion of headings and a table of contents in this Equity Commitment Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3

Gender and Number.    In this Equity Commitment Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.4

Invalidity of Provisions.    Each of the provisions contained in this Equity Commitment Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the Parties waive any provision of law which renders any provision of this Equity Commitment Agreement invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.5

Currency.    Except where otherwise expressly provided, all amounts in this Equity Commitment Agreement are stated and shall be paid in United States dollars. The Company shall call all Subscription Payments in United States dollars. BAM shall make all Subscription Payments in United States dollars or in the equivalent amount of Canadian Dollars on the basis of rates quoted by appropriate financial institutions of repute or by internationally recognized financial publications or news services.

1.6	Waiver, Amendment.

Except as expressly provided in this Equity Commitment Agreement, no amendment or waiver of this Equity Commitment Agreement will be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Equity Commitment Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Equity Commitment Agreement constitute a continuing waiver unless otherwise expressly provided.

1.7	Governing Law

This Equity Commitment Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein and the Parties irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

2.	The Commitment

Unless the Parties otherwise agree:

2.1	the aggregate commitment of BAM to subscribe for Class C Shares and Junior Preferred Shares of the Company pursuant to this Equity Commitment Agreement is $2 billion (the “Commitment”);

2.2	each draw-down shall not exceed $250,000,000, and each subsequent draw-down shall be made a minimum of 90 days after the receipt of the last Draw-Down Notice from the Company;

2.3

subject to Sections 3 and 4, on each Subscription Payment Date, the Subscriber shall pay to the Company an amount of cash set out in a Draw-Down Notice (the “Subscription Payment”) in exchange for the issuance of Class C Shares and/or Junior Preferred Shares pursuant to Section 6;

2.4	the amount of the Commitment shall be permanently reduced by the amount of any Subscription Payment made to the Company; and

2.5	no Subscription Payment shall be less than $10 million or in excess of the undrawn amount of the Commitment at the time the Subscription Payment is to be made.

3.	Subscription Payments on Draw-Downs

3.1

BAM shall cause one or more Subscribers to make a Subscription Payment to the Company following receipt of a Draw-Down Notice from the Company and in such amount as the Company shall specify in the Draw-Down Notice.

3.2	The Company shall give the Draw-Down Notice to BAM in the manner specified in Section 10 hereof. The Draw-Down Notice shall:

3.2.1

specify (i) the amount of such Subscription Payment to be made, (i) the place at which such Subscription Payment is to be made, including, if applicable, the account of the Company or one or more of its Subsidiaries to whom such Subscription Payment should be made, (iii) the Class C Share Amount, (iv) the Junior Preferred Share Amount, and (v) the Subscription Payment Date and time at which such Subscription Payment is to be made, which shall not be later than 12:00 p.m., Toronto time, generally on the tenth Business Day, but in no event later than the fifth Business Day, after the giving of the Draw-Down Notice; and

3.2.2	confirm that (i) the Support Agreement is in effect; and (ii) there has been no material breach by the Company under the Support Agreement.

3.3

If the Company deems it advisable, after any call for a Subscription Payment but before the payment is received, the Company may reduce the amount of or cancel any call for a Subscription Payment by giving notice to BAM in accordance with Section 10, subject to Section 3.1.

3.4

Within two Business Days of receipt of the Draw-Down Notice, BAM shall notify the Company of its acceptance of the Class C Share Amount and its election to receive either (i) the Class C Share Amount, (ii) the Junior Preferred Share Amount, or (iii) any combination of Class C Shares and Junior Preferred Shares with an aggregate issue price, calculated in the same manner as the Class C Share Amount and the Junior Preferred Share Amount, equal to the cash amount of the Subscription Payment (the “BAM Election Notice”).

4.	Conditions Precedent

BAM’s obligations pursuant to Section 3.1 are subject to compliance, as of the Subscription Payment Date, with each of the following conditions precedent which are for the sole and exclusive benefit of BAM and may be waived by BAM in its sole discretion:

4.1	the Support Agreement shall be in effect, and there shall be no material breach by the Company thereunder;

4.2	a Draw-Down Notice shall have been provided to BAM in accordance with Section 3.2; and

4.3

the Board shall have (a) authorized the issuance of Class C Shares or Junior Preferred Shares, as the case may be, pursuant to Section 6, (b) if applicable, determined the value of the Class C Shares, (c) if applicable, created the Junior Preferred Shares to be issued and (d) determined that the Class C Shares or Junior Preferred Shares to be issued will be fully paid and non-assessable.

5.	Expiration of the Commitment Period and Termination

Upon the earlier of (i) the expiration of the Commitment Period, subject to the ongoing obligation to satisfy a previously issued Draw-Down Notice, and (ii) the making of Subscription Payments equal to the full amount of the Commitment, no Subscriber shall be required to make Subscription Payments and this Equity Commitment Agreement shall terminate and no longer be of any effect. For avoidance of doubt, the termination of this Agreement shall in no way limit BAM’s obligations under the Support Agreement, which shall continue in full force and effect until the termination of such agreement in accordance with its terms.

6.	Issuance of Class C Shares or Junior Preferred Shares

6.1	Upon receipt of a Subscription Payment, the Company shall issue that number of Class C Shares and/or Junior Preferred Shares as set out in the BAM Election Notice.

6.2	The issuance of Class C Shares and Junior Preferred Shares pursuant to this Section 6.1 shall be:

6.2.1	subject to applicable securities laws and the approval of the Toronto Stock Exchange and the New York Stock Exchange, as applicable; and

6.2.2

issued in reliance on the exemption from the prospectus requirements contained under section 2.3 of National Instrument 45-106 – Prospectus Exemptions or section 73.3 of the Securities Act (Ontario), as applicable.

6.3

BAM acknowledges that the Class C Shares and Junior Preferred Shares issued pursuant to this Agreement shall be subject to a restricted period on resale in accordance with Appendix D of National Instrument 45-102 – Resale of Securities.

7.	Representations and Warranties

7.1	BAM hereby represents and warrants to the Company that:

7.1.1	it is validly organized and existing under the laws of the its jurisdiction of incorporation;

7.1.2	it has the power, capacity and authority to enter into this Equity Commitment Agreement and to perform its duties and obligations hereunder;

7.1.3	it has taken all necessary action to authorize the execution, delivery and performance of this Equity Commitment Agreement;

7.1.4

the execution and delivery of this Equity Commitment Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents;

7.1.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Equity Commitment Agreement; and

7.1.6

this Equity Commitment Agreement constitutes a valid and legally binding obligation of BAM enforceable against BAM in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

7.2	The Company hereby represents and warrants to BAM that:

7.2.1	it is validly organized and existing under the laws of Bermuda;

7.2.2	it has the power, capacity and authority to enter into this Equity Commitment Agreement and to perform its duties and obligations hereunder;

7.2.3	it has taken all necessary action to authorize the execution, delivery and performance of this Equity Commitment Agreement;

7.2.4

the execution and delivery of this Equity Commitment Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its memorandum of association, bye-laws, constituent documents or other organizational documents;

7.2.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Equity Commitment Agreement; and

7.2.6

this Equity Commitment Agreement constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

8.	Further Assurances

Each of the Parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Equity Commitment Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Equity Commitment Agreement.

9.	Successors and Assigns

No Party may assign its right or benefits under this Equity Commitment Agreement without the prior written consent of the other Parties hereto; provided that BAM may assign its rights and benefits under this Equity Commitment Agreement to any member of Brookfield without obtaining the prior written consent of the other Parties. This provision of this Equity Commitment Agreement shall enure to the benefit of and be binding on the Parties to this Equity Commitment Agreement and their respective successors and assigns.

10.	Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this section. Notices and other communications shall be addressed as follows:

(a)	if to BAM:

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street

Toronto, Ontario M5J 2T3

Canada

Attention:     Kathy Sarpash

Email:           [REDACTED]

(b)	if to the Company:

Brookfield Asset Management Reinsurance Partners Ltd.

73 Front Street, 5th Floor

Hamilton HM 12

Bermuda

Attention:     Lyndsay Hatlelid

Email:           [REDACTED]

11.	Counterparts

This Equity Commitment Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have duly executed this agreement on the date written on the first page of this Agreement.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Senior Vice President

I have authority to bind the Corporation.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

By:	/s/ James Bodi
Name: James Bodi Title: Vice President I have authority to bind the Company.

[Equity Commitment Agreement]